

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Hiranda Donoghue
General Counsel
MasterBrand, Inc.
520 Lake Cook Road, Suite 300
Deerfield, Illinois

> **Re: MasterBrand, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form 10**
> **Filed on September 29, 2022**
> **CIK No. 0001941365**

Dear Hiranda Donoghue:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed September 29, 2022

Reasons for the Separation, page 49

1.   We note your response to our prior comment 5. Please expand your discussion on the "unique operating needs" of each company. Explain in detail the decision to separate now as opposed to any other time and the reasons underlying the chosen timing.

You may contact SiSi Cheng at (202) 551-5004 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Samir Gandhi